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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                         SBA Communications Corporation
             (Exact Name of Registrant as Specified in its Charter)


        Florida                                   65-0716501
 (State of Incorporation                        (IRS Employer
    or Organization)                          Identification No.)

 5900 Broken Sound Parkway NW
 Boca Raton, FL                                          33487
(Address of Principal Executive Offices)              (Zip Code)


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
If this form relates to the registration of a       If this form relates to the registration of a class
 class of securities pursuant to Section 12(b) of   of securities pursuant to section 12(g) of the
 the Exchange Act and is effective pursuant to      Exchange Act and is effective pursuant to General
 General Instruction A.(c), check the following     Instruction A.(d), check the following box. [  ]
 box. [X]
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Securities Act registration statement file number to which this form relates:

Not applicable (if applicable)
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Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                  Name of Each Exchange on Which
     to be so Registered:                 Each Class is to be Registered:
     -------------------                  ------------------------------
     Series E Junior Participating
     Preferred Stock Purchase Rights      The Nasdaq National Market


Securities to be registered pursuant to Section 12(g) of the Act:

             _____________________________________________________
                                (Title of Class)

             _____________________________________________________
                                (Title of Class)
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Item 1.  Description of Registrants Securities to be Registered.

     On January 11, 2002 the Board of Directors of SBA Communications Corporation, a Florida corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Class A Common Stock, par value $0.01 per share, of the Company (the "Class A Common Stock") and Class B Common Stock, par value $0.01 per share, of the Company (the "Class B Common Stock", and, together with the Class A Common Stock, the "Common Stock"). The dividend is payable on January 25, 2002 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series E Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), of the Company at a price of $70.00 per one one-thousandth of a share of Preferred Stock (as the same may be adjusted, the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of January 11, 2002 (as the same may be amended from time to time, the "Rights Agreement"), between the Company and EquiServe Trust Company, N.A., a federally chartered trust company, as Rights Agent (the "Rights Agent").

     Until the close of business on the earlier of (i) 10 days following a public announcement that a person (other than an Exempt Person (as defined below)) or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the shares of Common Stock then outstanding or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person (other than an Exempt Person) or group of 15% or more of the shares of Common Stock then outstanding (including, in the case of both clause (i) and (ii), any such date which is after the date of this Rights Agreement and prior to the issuance of the Rights) (the earlier of such dates being herein referred to as the "Distribution Date"), the Rights will be evidenced by the shares of Common Stock represented by certificates for Common Stock or shares of Common Stock represented by ownership statement issued with respect to uncertificated shares of Common Stock ("Ownership Statements") outstanding as of the Record Date, by such Common Stock certificate or Ownership Statement together with a copy of the summary of rights disseminated in connection with the original dividend of Rights.

     "Exempt Person" shall mean the Company, any subsidiary of the Company (in each case including, without limitation, in its fiduciary capacity), any employee benefit plan of the Company or of any subsidiary of the Company, or any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any subsidiary of the Company.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock, or the transfer of any shares of Common Stock represented by an Ownership Statement, outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference or a copy of the summary of rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate or Ownership Statement. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

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     The Rights are not exercisable until the Distribution Date.  The Rights will expire on January 10, 2012 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The Rights are also subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of
(a) $1 per share and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Class A Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Class A Common Stock having a market value of two times the Purchase Price.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding

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shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at any exchange ratio of one share of Class A Common Stock, or a fractional share of Preferred Stock (or of a share of a similar class or series of the Company's preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner.
After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2.  Exhibits.

Exhibit No.    Description
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Exhibit 4.6    Rights Agreement, dated as of January 11, 2002, between the
               Company and the Rights Agent (which includes the Form of Articles of Amendment to the Articles of Incorporation, as Amended and Restated, of SBA Communications Corporation, as Exhibit A, the
               Form of Rights Certificate, as Exhibit B, and the Summary of
               Rights to Purchase Shares of Preferred Stock, as Exhibit C).

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


 Date:  January 11, 2002         SBA Communications Corporation



                                 By:  /s/ Jeffrey A. Stoops
                                      ---------------------
                                      Jeffrey A. Stoops
                                      Chief Executive Officer and President
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                                 Exhibit Index

  Exhibit No.     Description
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  Exhibit 4.6     Rights Agreement, dated as of January 11, 2002, between the
                  Company and the Rights Agent (which includes the Form of Articles of Amendment to the Articles of Incorporation, as Amended and Restated, of SBA Communications Corporation, as
                  Exhibit A, the Form of Rights Certificate, as Exhibit B, and the Summary of Rights to Purchase Shares of Preferred Stock, as Exhibit C).